UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 25)*
TURQUOISE HILL RESOURCES LTD.
(formerly Ivanhoe Mines Ltd.)
(Name of Issuer)
Common Shares, without par value
(Title of class of securities)

900435108
(CUSIP Number)

Steven Allen
6 St James’s Square
London SW1Y 4AD
United Kingdom
+44 (0) 20 7781 2000
(Name, Address and Telephone Number of Person Authorised to Receive Notices and Communications)
with copy to:
Philip Richter
Fried Frank Harris Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004
+1 212 859 8763

April 9, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [ ]

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS
Rio Tinto plc

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
102,196,643 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
102,196,643 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
102,196,643 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
50.8 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Page 2 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS
Rio Tinto International Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
43,947,833 (see Item 5 )

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
43,947,833 (see Item 5 )

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
43,947,833 (see Item 5 )

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
21.6 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
HC, CO

Page 3 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS
7999674 Canada Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
21,510,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,510,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 4 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS
46117 Yukon Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
15,228,810 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
15,228,810 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
15,228,810 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
7.6 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 5 of 18 Pages

CUSIP No.: 900435108	SCHEDULE 13D	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS
535630 Yukon Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
-0-

	8	SHARED VOTING POWER
21,510,000 (see Item 5)

	9	SOLE DISPOSITIVE POWER
-0-

	10	SHARED DISPOSITIVE POWER
21,510,000 (see Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
21,510,000 (see Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
10.7 percent (see Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

Page 6 of 18 Pages

Item 1. Security and Issuer
This Amendment No. 25 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed by Rio Tinto plc (“Rio Tinto”) and Rio Tinto International Holdings Limited (“RTIH”, and together with Rio Tinto, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc., the “Rio Tinto Companies”) on November 3, 2006, and amended on September 12, 2007, October 26, 2007, January 7, 2008, April 10, 2008, October 30, 2009, March 4, 2010, July 7, 2010, September 13, 2010, December 14, 2010, February 4, 2011, June 28, 2011, August 24, 2011, September 27, 2011, December 12, 2011, January 26, 2012, April 20, 2012, May 24, 2012, August 2, 2012, July 3, 2013, July 9, 2013, August 14, 2013, August 28, 2013, January 13, 2015 and September 14, 2020 (as amended and supplemented, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, without par value (the “Shares”), of Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.), a corporation continued under the laws of the Yukon Territory, Canada (the “Company”).
Item 2. Identity and Background
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:
This Schedule 13D is being filed by Rio Tinto, a public limited company incorporated under the laws of England and Wales, RTIH, a company incorporated under the laws of England and Wales, 7999674 Canada Inc., a company incorporated under the laws of Canada, 46117 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada, and 535630 Yukon Inc., a company incorporated under the laws of the Yukon Territory, Canada.
Rio Tinto, through its group companies, has mining operations around the world. RTIH is a wholly owned subsidiary of Rio Tinto and is a major investment holding company for the group. 7999674 Canada Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 46117 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and is not engaged in any activities except for the holding of Shares. 535630 Yukon Inc. is a wholly owned subsidiary of Rio Tinto and has not engaged in any activities except for the holding of Shares.
The principal executive office of Rio Tinto is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of RTIH is located at 6 St James’s Square, London, SW1Y 4AD, United Kingdom. The principal executive office of 7999674 Canada Inc. is located at 400-1190 Ave. Des Canadiens-De-Montreal, Montreal, H3B 0E3, Canada. The principal executive office of 46117 Yukon Inc. is located at 200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada. The principal executive office of 535630 Yukon Inc. is located at 200 – 204 Lambert Street, Whitehorse, YT Y1A 3T2, Canada.
The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of each of the Rio Tinto Companies are set forth in Schedule A hereto and are incorporated by reference herein.
During the last five years, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Rio Tinto Companies are party to a Joint Filing Agreement, dated January 15, 2014, a copy of which is filed with this Schedule 13D as Exhibit B, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 7 of 18 Pages

Item 4. Purpose of Transaction
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
On April 9, 2021, RTIH  entered into a Heads of Agreement with the Company (the “HoA”) providing for an updated funding plan (the “Funding Plan”) for the completion of the Company’s Oyu Tolgoi (OT) Underground Project in Mongolia (the “Project”). The Funding Plan in the HoA addresses an estimated remaining funding requirement of approximately US$2.3 billion (the “Anticipated Funding Shortfall”). The Anticipated Funding Shortfall is based on the terms of the HoA and current anticipated copper prices, among other factors, and does not include funding, if any, which may become required for a power plant.

The Funding Plan reflected in the HoA replace the arrangements established in the Memorandum of Understanding, dated September 9, 2020, between RTIH and the Company.

Under the HoA, subject to securing approval by OT LLC, the entity holding the Project and any required support from the Government of Mongolia, and subject to timing, availability, and terms and conditions being acceptable to  RTIH and the Company, (1) a subsidiary of RTIH will engage with lenders to  negotiate (a) a re-profiling of the existing financing arrangements for the Projects to, among other things, reduce the Anticipated Funding Shortfall by up to US1.4 billion; and (b) up to US$500 million in senior supplemental debt (SSD) under the existing financing arrangements from the Project; (2) RTIH has committed to address shortfalls from the re-profiling and additional SSD of up to US$750 million by providing a senior co-lending facility (the “Co-Lending Facility”) on the same terms as the existing financing arrangements from the Project; and (3) the Company  committed to complete a rights offering or placement of Shares for up to US$500 million to satisfy any remaining funding shortfall within six months of the Co-Lending Facility becoming available.

The foregoing description of the HoA is not complete and is qualified in its entirety by reference to the HoA, which is attached as Exhibit A hereto and incorporated by reference herein.

Item 5. Interest in Securities of the Issuer
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
Rio Tinto beneficially owns 102,196,643 Shares, representing 50.8 percent of the outstanding Shares. Such Shares are held by Rio Tinto indirectly through RTIH (as to 43,947,833 Shares, representing 21.6 percent of the outstanding Shares, which are also beneficially owned by RTIH), indirectly through 7999674 Canada Inc. (as to 21,510,000 Shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 7999674 Canada Inc.), indirectly through 46117 Yukon Inc. (as to 15,228,810 Shares, representing 7.6 percent of the outstanding Shares, which are also beneficially owned by 46117 Yukon Inc.) and indirectly through 535630 Yukon Inc. (as to 21,510,000 shares, representing 10.7 percent of the outstanding Shares, which are also beneficially owned by 535630 Yukon Inc.).

Rio Tinto has anti-dilution rights that permit it to acquire additional securities of the Company so as to maintain its proportional equity interest in the Company.
Rio Tinto also has the right, subject to the terms and conditions of its financing support agreement with TRQ, to require that TRQ effect an equity contribution by way of private placement of Shares to Rio Tinto or a rights offering in the event a fact or circumstance occurs which (i) affects or could reasonably be expected to affect TRQ’s ability to meet its obligations under the sponsor debt service undertaking that TRQ entered into with Rio Tinto, the project lenders and agents representing such lenders or (ii) gives rise to an event of default or completion default under the agreements entered into in connection with the OT project finance facility.
The percentages of Shares reflected above and in the responses in Row (13) of the cover pages of this Schedule 13D with respect to each of the Rio Tinto Companies are based on 201,231,430 outstanding Shares as of March 26, 2021, as disclosed by the Company in its Notice of Annual Meeting of Shareholders and Management Proxy Circular attached as an Exhibit to the Company’s  Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on March 30, 2021.
Page 8 of 18 Pages

In addition, with respect to each of the Rio Tinto Companies, each of the Rio Tinto Companies shares voting power and dispositive power with respect to the Shares beneficially owned by such person.
Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.
Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any other Shares which they may be deemed to beneficially own.
Except as disclosed in this Schedule 13D, none of the Rio Tinto Companies nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.
To the best respective knowledge of the Rio Tinto Companies, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Rio Tinto Companies.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
The disclosure set forth in response to Item 4 is hereby incorporated by reference in this Item 6.
Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

A	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.
B	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated September 9, 2020.(1)

C	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc. (2)

D	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(3)

E	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited(4)

F	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(3)

G	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

H	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

I	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(5)

Page 9 of 18 Pages

J	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(5)

K	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010(6)

L	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011(7)

M	Press Release dated August 24, 2011(8)

N	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012(9)

O	Press Release dated January 24, 2012(9)

P	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012(10)

Q	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012(11)

R	Press Release dated July 30, 2012(12)

S	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.(13)

T	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013(14)

U	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013(15)

V	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.(16)

W	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.(16)

(1)	Filed as an exhibit to the amended Schedule 13D on September 14, 2020
(2)	Filed as an exhibit to the amended Schedule 13D on January 13, 2014.
(3)	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
(4)	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
(5)	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
(6)	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2010.
(7)	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
(8)	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
(9)	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
(10)	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
(11)	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
(12)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.
(13)	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(14)	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
(15)	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(16)	Filed as an exhibit to the amended Schedule 13D on August 23, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

Page 10 of 18 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2021

Rio Tinto plc

By:	/s/ Steven Allen
Name: Steven Allen
Title: Company Secretary

Rio Tinto International Holdings Limited

By:	/s/ Steven Allen
Name: Steven Allen
Title: Director

7999674 Canada Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

46117 Yukon Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

535630 Yukon Inc.

By:	/s/ Julie Parent
Name: Julie Parent
Title: Secretary

Page 11 of 18 Pages

SCHEDULE A
The response set forth in Schedule A of the Schedule 13D is hereby amended and restated in its entirety with the information below:
Rio Tinto plc
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Simon Thompson	Chairman of Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Jakob Stausholm	Chief Executive, Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark

Megan Clark AC	Company Director	Level 7, 360 Collins Street Melbourne VIC 3000 Australia	Australia

Simon Henry	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Sam Laidlaw	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Hinda Gharbi	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Michael L’Estrange AO	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Simon McKeon AO	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Jennifer Nason	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United States / Australia
Ngaire Woods CBE	Company Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Page 12 of 18 Pages

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Jakob Stausholm	Chief Executive, Rio Tinto	6 St James’s Square London SW1Y 4AD United Kingdom	Denmark
Bold Baatar	Chief Executive, Rio Tinto Copper	6 St James’s Square London SW1Y 4AD United Kingdom	Mongolia

Alf Barrios	Chief Commercial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	Spain / United States
Peter Cunningham	Interim Chief Financial Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Mark Davies	Group Executive, Safety, Technology & Projects	6 St James’s Square London SW1Y 4AD United Kingdom	Australia
Sinead Kaufman	Chief Executive, Rio Tinto Minerals	6 St James’s Square London SW1Y 4AD United Kingdom	Ireland /Australia

Barbara Levi	Chief Legal Officer & External Affairs	6 St James’s Square London SW1Y 4AD United Kingdom	Italy
James Martin	Chief People Officer	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Kellie Parker	Chief Executive Australia	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Arnaud Soirat	Chief Operating Officer	6 St James’s Square London SW1Y 4AD United Kingdom	France
Peter Toth	Group Executive, Strategy and Development	6 St James’s Square London SW1Y 4AD United Kingdom	Hungary /Australia
Simon Trott	Chief Executive, Rio Tinto Iron Ore	6 St James’s Square London SW1Y 4AD United Kingdom	Australia
Ivan Vella	Chief Executive, Aluminum	6 St James’s Square London SW1Y 4AD United Kingdom	Australia

Page 13 of 18 Pages

Rio Tinto International Holdings Limited
Directors and Executive Officers1

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Matthew Cox	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Steven Allen	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

John Kiddle	Director	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Rio Tinto Secretariat Limited	Secretary	6 St James’s Square London SW1Y 4AD United Kingdom	United Kingdom
7999674 Canada Inc.
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

1 To be updated as necessary
Page 14 of 18 Pages

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

46117 Yukon Inc.
Director and Executive Officer2

Name	Present Principal Occupation	Business Address	Citizenship
Director

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers

Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada
Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

2 To be updated as necessary.

Page 15 of 18 Pages

535630 Yukon Inc.
Director and Executive Officer3

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Robert Morgan	Director and President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada
Julie Parent	Director and Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

Name	Present Principal Occupation	Business Address	Citizenship
Executive Officers
Robert Morgan	President	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada
Julie Parent	Secretary	400-1190 Avenue des Canadiens-de-Montréal, Montreal QC H3B 0E3 Canada	Canada

3 To be updated as necessary.

Page 16 of 18 Pages

EXHIBIT INDEX

Exhibit Number	Description

A	Heads of Agreement between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, dated April 9, 2021.

B	Memorandum of Understanding between Rio Tinto International Holdings Limited and Turquoise Hill Resources Ltd, September 9, 2020.(1)

C	Joint Filing Agreement between Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc., 46117 Yukon Inc. and 535630 Yukon Inc. (2)

D	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(3)

E	Shareholders’ Agreement between Robert M Friedland and Rio Tinto International Holdings Limited(3)

F	Registration Rights Agreement by and between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited(3)

G	Amending Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

H	Heads of Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(4)

I	Amending and Additional Rights Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(5)

J	Credit Agreement between Rio Tinto International Holdings Limited and Ivanhoe Mines Ltd.(5)

K	Heads of Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated December 8, 2010(6)

L	Agreement between Rio Tinto International Holdings Limited and the Government of Mongolia dated June 8, 2011(7)

M	Press Release dated August 24, 2011(8)

N	Private Placement Agreement between Ivanhoe Mines Ltd. and Rio Tinto International Holdings Limited dated January 18, 2012(9)

O	Press Release dated January 24, 2012(9)

P	Memorandum of Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated April 17, 2012(10)

Q	Amending Agreement between Rio Tinto plc and Ivanhoe Mines Ltd. dated May 22, 2012(11)

R	Press Release dated July 30, 2012(12)

(1)	Filed as an exhibit to the amended Schedule 13D on September 14, 2020
(2)	Filed as an exhibit to the amended Schedule 13D on January 13, 2014.
(3)	Filed as an exhibit to the original Schedule 13D on November 3, 2006.
(4)	Filed as an exhibit to the amended Schedule 13D on September 12, 2007.
(5)	Filed as an exhibit to the amended Schedule 13D on October 26, 2007.
(6)	Filed as an exhibit to the amended and restated Schedule 13D on December 14, 2011.
(7)	Filed as an exhibit to the amended Schedule 13D on June 28, 2011.
(8)	Filed as an exhibit to the amended Schedule 13D on August 24, 2011.
(9)	Filed as an exhibit to the amended Schedule 13D on January 26, 2012.
(10)	Filed as an exhibit to the amended Schedule 13D on April 20, 2012.
(11)	Filed as an exhibit to the amended Schedule 13D on May 24, 2012.
(12)	Filed as an exhibit to the amended Schedule 13D on August 2, 2012.

Page 17 of 18 Pages

Exhibit Number	Description

S	OT Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated June 28, 2013.(13)

T	Omnibus Amending Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated June 28, 2013(14)

U	Binding Term Sheet between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 7, 2013(15)

V	Memorandum of Agreement between Turquoise Hill Resources Ltd., Rio Tinto International Holdings Limited and Rio Tinto South East Asia Limited dated August 23, 2013.(16)

W	New Bridge Funding Agreement between Turquoise Hill Resources Ltd. and Rio Tinto South East Asia Limited dated August 23, 2013.(16)

(13)	Filed as an exhibit to the amended Schedule 13D on July 9, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(14)	Filed as an exhibit to the amended Schedule 13D on July 3, 2013.
(15)	Filed as an exhibit to the amended Schedule 13D on August 14, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.
(16)	Filed as an exhibit to the amended Schedule 13D on August 23, 2013. Confidential treatment has been requested. Confidential material has been redacted and separately filed with the SEC.

Page 18 of 18 Pages

Exhibit A

HEADS OF AGREEMENT
THIS HEADS OF AGREEMENT (THIS “AGREEMENT”) IS MADE ON AND AS OF APRIL 9, 2021 BETWEEN TURQUOISE HILL RESOURCES LTD. (“TRQ”) AND RIO TINTO INTERNATIONAL HOLDINGS LIMITED (“RTIHL”).
Recitals
A.
As stated in TRQ’s annual management’s discussion and analysis for its financial year ended December 31, 2020, it was estimated that there is a base case incremental funding requirement of approximately US$2.3 billion in order to complete the development of the OT Project (the “Anticipated Funding Shortfall”).

B.
In order to ensure the continued funding and timely development of the OT Project, the parties have entered into this Agreement to, among other things, provide for their agreed funding plan that is intended to address the Anticipated Funding Shortfall, the principal components of which are:

(i)	up to approximately US$1.4 billion from the re-profiling of the existing OT Project Financing;
(ii)	up to US$500 million from additional A Loans at OT LLC;
(iii)	up to US$750 million from a co-lending by a member of the Rio Tinto Group to OT LLC under the OT Project Financing to address any deficiencies in the aggregate of (i) or (ii) above; and
(iv)	up to US$500 million from an equity offering by TRQ,
all on the terms set forth herein.
C.
The parties reaffirm their desire for cooperation and alignment to enable the successful delivery of the OT Project.  This agreement further paves the way for collaborative and proactive engagement with the Government of Mongolia (“GOM”) and the Parliamentary Working Group to resolve the concerns of GOM with the OT Project.

NOW THEREFORE, in consideration of the mutual covenants and agreements herein contained, TRQ and RTIHL agree as follows:
Defined Terms
1.	In this Agreement, certain capitalized terms used herein (including in the recitals hereto) are defined in Schedule A.
2.	This Agreement shall be interpreted in accordance with the rules set out in Schedule B.
OT Project Financing
3.
Re-profiling. The parties desire the Rio Tinto Manager to engage with the Senior Lenders to negotiate a re-profiling of the Senior Loans, by way of an amendment to the existing OT Project Financing Agreements, to reduce the Anticipated Funding Shortfall by up to approximately US$1.4 billion and to ensure better alignment of the existing OT Project Financing with the Updated OT Project Mine Plan (the “Re-profiling”), and RTIHL shall cause the Rio Tinto Manager to undertake such negotiations and discussions regarding the Re-profiling as contemplated by Sections 7 and 8.

4.
Additional A Loans. The parties desire the Rio Tinto Manager to engage with the IFI Lenders to negotiate up to US$500 million (in aggregate) of one or more additional A Loans under the OT Project Financing to be provided by one or more such IFI Lenders on the same terms and conditions as the existing A Loans as such may be amended by the Re-profiling (the “Additional A Loans”), and RTIHL shall cause the Rio Tinto Manager to undertake such negotiations and discussions regarding the Additional A Loans as contemplated by Sections 7 and 8.

5.	Scope. The parties desire the Re-profiling and Additional A Loans to include the specific terms listed in the Disclosure Letter.
6.
Replacement B Loans and MIGA Loans. If necessary to replace any Senior Lender who does not want to participate in the Re-profiling, the parties agree that new B Loans and/or MIGA Loans may be obtained by OT LLC from existing or new Senior Lenders to replace existing B Loans and/or MIGA Loans, provided that the aggregate principal amount of B Loans and MIGA Loans is not increased above those principal amounts for B Loans and MIGA Loans set out in Schedule F. If necessary in accordance with the foregoing, RTIHL shall cause the Rio Tinto Manager to undertake such negotiations and discussions regarding the replacement B Loans and/or MIGA Loans as contemplated by Sections 7 and 8. For purposes of this Agreement, any reference to the Re-profiling includes any replacement B Loans and/or MIGA Loans pursuant to this Section 6.

7.
Negotiations. The parties agree that the Rio Tinto Manager, with the assistance of the treasury group of Rio Tinto, shall lead the process and negotiations for the Re-profiling and Additional A Loans with the Senior Lenders and IFI Lenders with support from and consultation with TRQ and OT. TRQ, as provider of the TRQ DSU, and Rio Tinto, as provider of the Rio Tinto CSU, may participate in such discussions with the Senior Lenders and IFI Lenders and RTIHL shall cause the Rio Tinto Manager to use its reasonable commercial efforts to enable TRQ to participate in such discussions.

8.
Timing. Each of the parties shall use its reasonable commercial efforts to cause the Re-Profiling and Additional A Loans to be negotiated and secured, and the conditions for the Re-profiling and Additional A Loans in Schedule C within its control to be satisfied, no later than the Outside Date, provided that (i) the parties shall first obtain the approval of the OT LLC board to commence negotiations for the Re-profiling, the Additional A Loans and the Co-Lending and (ii) the Rio Tinto Manager, in consultation with TRQ and Rio Tinto, shall be entitled to make all material determinations with respect to timing and strategy for such negotiations, having regard to the status of discussions with GOM and other factors. In addition to and on a parallel track with the foregoing, each of the parties shall use its reasonable commercial efforts to seek and obtain the approval of the OT LLC board to the final terms of the Re-profiling, the Additional A Loans and the Co-Lending, as may be required and as applicable. The Rio Tinto Manager shall prepare an information package on the Re-profiling and Additional A Loans for distribution to the Senior Lenders and IFI Lenders. If for any reason the Re-profiling and the Additional A Loans are not secured by the Outside Date, either party may withdraw from the process for the Re-profiling and Additional A Loans in which case both parties shall have no further obligations in respect of Sections 3 to 12. For greater certainty, a withdrawal by either party from the Re-profiling and Additional A Loan process in accordance with the foregoing shall not relieve (x) the Rio Tinto Lender of its Co-Lending commitment set forth in Sections 13 to 18 or otherwise affect such Co-Lending commitment or (y) TRQ of its Equity Offering commitment set forth in Sections 19 to 23 or otherwise affect such Equity Offering commitment.

9.
Approvals. The final terms of the Re-profiling and Additional A Loans, including full form binding documentation, must be acceptable to TRQ and Rio Tinto in their respective discretion and will be subject to the approval of each of OT LLC, TRQ and Rio Tinto.

10.
Conditions. The Re-profiling and the Additional A Loans shall be subject to the satisfaction of the conditions set forth in Schedule C in favour of the parties (and which must be satisfied or waived by both parties in their respective discretion) on the Effective Date.

11.
TRQ DSU. If necessary for the Re-profiling, any Additional A Loans and the Co-Lending, TRQ shall agree to amend the TRQ DSU to cover such Re-profiling, Additional A Loans and Co-Lending on terms that are acceptable to TRQ in its discretion.

12.
Rio Tinto CSU. If necessary for the Re-profiling and any Additional A Loans, RTIHL shall cause Rio Tinto to agree to amend the Rio Tinto CSU to cover such Re-profiling and Additional A Loans on terms that are acceptable to Rio Tinto in its discretion. Rio Tinto shall be entitled to a Completion Support Agreement Fee in respect of such Re-profiling and Additional A Loans on the terms set out in Section 23 of the MOA mutatis mutandis.

Rio Tinto Co-Lending
13.
Commitment. Subject to Sections 14 to 18, RTIHL, on behalf of a member of the Rio Tinto Group to be designated by RTIHL (the “Rio Tinto Lender”), hereby provides a commitment to provide the lesser of (i) US$750 million, and (ii) the aggregate of the sums referred to in clauses 13a. and 13b., in the aggregate principal amount of senior loans to OT LLC (the “Co-Lending”) to cover in whole or in part:

a.	the aggregate principal amount of any Senior Loan repayments required to be made from and including June 15, 2022 until and including June 15, 2024 after giving effect to the Re-profiling, if any; and
b.	the shortfall, if any, between US$500 million and the aggregate principal amount of Additional A Loans secured by OT LLC, all to be jointly determined by TRQ and RTIHL based on all relevant and up-to-date information to be provided to the parties by the Rio Tinto Manager.
14.
Key Terms. The Co-Lending shall take the form of pari passu Senior Loans under Clause 7.1(a) of the CTA and will share pro rata in the security package for the OT Project Financing on the same terms as the other Senior Loans. The Co-Lending shall constitute a separate Supplemental Senior Facility and shall have pricing (including all upfront and other fees) and maturity and other terms and conditions through the use of tranches that mirror the exact pricing (including all upfront and other fees), amortisation schedule, final maturity date and other terms and conditions of each tranche of the third party Senior Loans (excluding commercial bank tranches) that has been the subject of a full or partial Re-profiling or, if no Re-profiling has occurred, in accordance with Clause 7.2 (b) of the CTA. The Co-Lending shall be disbursed from time to time as OT LLC requires funding of OT Project costs upon satisfaction or waiver of the initial and subsequent conditions precedent with respect thereto as set forth in Schedules 2 and 3 of the CTA. To the extent the Re-profiling and/or the Additional A Loans is or are to occur in accordance with this Agreement, then the Effective Date of each element of Applicable Funding shall occur on the same date.

15.
Consent. TRQ consents, and RTIHL shall cause Rio Tinto to consent, to the Co-Lending in accordance with Clause 4.2(a) of the CTA, including the execution and delivery to the Intercreditor Agent of TRQ’s express consent to the Co-Lending becoming Guaranteed Senior Debt Obligations and Rio Tinto’s express consent to the Co-Lending becoming Covered Obligations.

16.
Approvals and Conditions. The execution and delivery by the Rio Tinto Lender of the Supplemental Senior Facility with respect to the Co-Lending shall be subject to (i) the satisfaction of the conditions set forth in Schedule C in favour of the Rio Tinto Lender on the Effective Date, (ii) the TRQ DSU being amended to cover the Co-Lending on terms that are acceptable to Rio Tinto, acting reasonably and (iii) the terms of the OT Project Financing Agreements with respect to a Sponsor Senior Loan not being amended in any material respect from the terms of the OT Project Financing Agreements existing as at the date of this Agreement (and each such condition in (i), (ii) and (iii) must be satisfied, or waived by the Rio Tinto Lender in its discretion, acting reasonably). For purposes of this Section 16, “material” includes any amendment to the OT Project Financing Agreements where the Rio Tinto Lender is treated different than the other Senior Lenders and such amendment is adverse to the Rio Tinto Lender or any of other member of the Rio Tinto Group.

17.
Timing. Without qualifying the commitment of the Rio Tinto Lender to provide the Co-Lending pursuant to Section 13 (subject to the conditions in Section 16 in favour of the Rio Tinto Lender on the Effective Date), each of the parties shall use its reasonable commercial efforts to cause the conditions in Section 16 within its control to be satisfied by no later than the Outside Date, provided that the parties shall first obtain the approval of the OT LLC board to commence negotiations for the Re-profiling, the Additional A Loans and Co-Lending. Subject to the conditions to the Co-Lending set forth in Section 16 having been satisfied (or otherwise waived by the Rio Tinto Lender in its discretion, acting reasonably), RTIHL shall cause the Rio Tinto Lender to execute all relevant Co-Lending transaction agreements and documents and make the Co-Lending available to OT LLC (i) if the Re-profiling and/or the Additional A Loans have been secured in accordance with the terms of this Agreement, on the Effective Date, (ii) if RTIHL withdraws from the process for the Re-profiling and Additional A Loans in accordance with Section 8, by no later than the earlier of the Outside Date and 15 days following the conditions to the Co-Lending set forth in Section 16 having been satisfied (or otherwise waived by the Rio Tinto Lender in its discretion, acting reasonably) and (iii) if TRQ withdraws from the process for the Re-profiling and Additional A Loans in accordance with Section 8, by no later than the Outside Date. If the conditions to the Co-Lending set forth in Section 16 are not satisfied (or otherwise waived by the Rio Tinto Lender in its discretion, acting reasonably) by the Outside Date, then RTIHL shall have no further obligations in respect of Sections 13 to 18.

18.
Rio Tinto CSU. RTIHL shall cause Rio Tinto to agree to amend the Rio Tinto CSU to cover the Co-Lending on the same terms as the existing Rio Tinto CSU or on such other terms that are acceptable to Rio Tinto in its discretion (acting reasonably), and Rio Tinto shall be entitled to a Completion Support Agreement Fee in respect of the Co-Lending on the terms set out in Section 23 of the MOA mutatis mutandis, commencing upon the first drawdown of the Co-Lending.

TRQ Equity Offering
19.
Key Terms and Objectives. Subject to Sections 20 to 23 and the Co-Lending having been made available, within six months following the Effective Date, TRQ covenants and agrees to conduct and complete an equity offering of its common shares (an “Equity Offering”) in the form of, at TRQ’s discretion, either (i) a rights offering of common shares (the “Rights Offering”) or (ii) a public offering or private placement of common shares (a “Placement”), in either case sufficient to generate an amount of gross proceeds (“Total Proceeds”) which will be not less than the lesser of (i) US$500 million and (ii) the Future Funding Shortfall. TRQ may in its discretion increase the Total Proceeds under the Equity Offering. TRQ shall provide RTIHL with notice of any such increase at least 20 days (or 30 days if any such increase is US$500 million or more) in the advance of the filing of any preliminary prospectus or offering memorandum or any other offering document or term sheet for the Equity Offering or such shorter period as RTIHL may indicate to TRQ is necessary to obtain any internal approvals. TRQ’s covenant and agreement to conduct and complete an Equity Offering hereunder shall be conditional upon, at such time, RTIHL being in compliance in all material respects with its obligations under this Agreement and each member of the Rio Tinto Group being in compliance in all material respects with its agreements, covenants and obligations under all other agreements with TRQ (or OT) (or the waiver of such condition by TRQ in its discretion, acting reasonably).  Without limiting RTIHL’s rights under this Agreement, if, for any reason, TRQ does not complete the Equity Offering within six months following the Effective Date, any remaining availability under the Co-Lending may be terminated by the Rio Tinto Lender in its discretion. For greater certainty, any limitations or restrictions set forth in this Section 19 shall not apply, following the completion of the Equity Offering to be conducted by TRQ as required by this Agreement, to any placement or issuance of equity by TRQ made in accordance with TRQ’s rights under the existing agreements between TRQ and a member of the Rio Tinto Group.

20.
Rights Offering.  Any Rights Offering will be conducted in a form and structure substantially similar to the rights offerings described in TRQ’s final short form prospectus and registration statements dated November 25, 2013 as modified by terms of this Agreement. TRQ agrees that the Rights Offering will not be subject to a minimum subscription condition or any other condition other than the mechanical conditions applicable to holders of rights respecting the exercise of their rights that are customary in rights offerings conducted by issuers having common shares listed on the TSX. All or part of the rights issued to any member of the Rio Tinto Group may be assigned by such members to one or more members of the Rio Tinto Group. The subscription price for each TRQ common share to be issued under the Rights Offering will be determined by TRQ prior to filing a final prospectus, subject to the price being a minimum 15% discount to the market price of TRQ’s common shares at the time of pricing of the Rights Offering (or such larger discount to the extent so required by the TSX).

21.
Placement. Each member of the Rio Tinto Group shall be entitled to maintain its pro rata ownership of TRQ as part of any Placement as provided for in the existing contractual agreements between the parties (more specifically, the PPA) (“Pro Rata Entitlement”). No Placement (or Rio Tinto’s Pro Rata Entitlement) shall require approval of the shareholders of TRQ unless the completion of the Placement and Rio Tinto’s Pro Rata Entitlement are conditional on the completion of the other with the objective of ensuring that a Placement may not be completed unless Rio Tinto is capable of availing itself of its Pro Rata Entitlement. All or part of the Pro Rata Entitlement may be assigned by the applicable member of the Rio Tinto Group to one or more other members of the Rio Tinto Group. For the avoidance of doubt, failure to obtain any required approval of the shareholders of TRQ does not in any way limit or defer TRQ’s obligation to conduct and complete an Equity Offering within six months following the Effective Date in accordance with the terms of this Agreement.

22.
Offering Documents. TRQ agrees to provide RTIHL and its advisors a reasonable opportunity to review and comment on any prospectus, registration statement, offering memorandum or other offering document or term sheet for any Equity Offering and other material communications with the TSX, NYSE and other regulatory authorities regarding any Equity Offering.

23.
Underwriting Commitment. If RTIHL elects to do so by notice to TRQ at least 10 days in advance of the filing of any preliminary prospectus for the Rights Offering, RTIHL may provide a standby underwriting commitment in respect of the Total Proceeds of the Rights Offering (the “Underwriting Commitment”). In consideration for the Underwriting Commitment, TRQ agrees to pay to RTIHL on closing of the Rights Offering a fee equal to 3% of the Total Proceeds. Other than the Underwriting Commitment, there shall be no additional standby underwriting commitment provided by any other person in respect of the Rights Offering. All or part of the Underwriting Commitment may be assigned by RTIHL to one or more members of the Rio Tinto Group. For greater certainty, in the event RTIHL is not providing an Underwriting Commitment with respect to the Rights Offering, then TRQ shall have the right to make all determinations regarding the identity of any standby commitment provider and the terms and conditions of such other standby underwriting commitment.

Other Funding Sources
24.
Proposals. After the Future Date, any proposal by TRQ or any of its subsidiaries or any of their respective representatives for any additional Senior Loans, bonds, streams prepays or other similar instruments at TRQ or any of its subsidiaries (including OT LLC) or accommodation for same in the OT Project Financing Agreements shall first be presented to Rio Tinto to obtain its consent (where such consent is required pursuant to existing contractual rights) and alignment of the parties before any such proposal is discussed or shared with EOT or GOM or at any OT LLC board or shareholder meeting. For the avoidance of doubt, without limiting the rights of the parties under the PPA and all other agreements between TRQ and a member of the Rio Tinto Group, TRQ shall not directly or indirectly, prior to completion of the Equity Offering, engage with EOT, GOM or the OT LLC board without having first obtained Rio Tinto’s consent, or the approval of the Technical Committee, in relation to any funding considerations or proposals.

25.
Funding Review. During the three month period following the Future Date, TRQ and Rio Tinto will meet to review the funding options for the Future Funding Shortfall. As part of this review, the parties will in good faith (i) discuss potential sources of funding and a potential funding plan to satisfy the Future Funding Shortfall (after taking into account the net proceeds received by TRQ under the Equity Offering) and (ii) discuss a potential implementation process for those potential sources of funding to which Rio Tinto may be prepared to consent at the time. If the parties agree on such a funding plan and implementation process, then the parties will endeavour to follow such plan and process and consider the terms of any agreed potential sources of funding. However, TRQ acknowledges that Rio Tinto has certain consent rights under its agreements with TRQ, including the TRQ FSA, and that certain funding proposals that TRQ may present to Rio Tinto may be subject to such consent rights and in no event shall this Section 25 constitute a waiver of any such rights under the TRQ FSA or otherwise.

26.
Rio Tinto Guidance. Other than the Re-profiling, Additional A Loans and the Co-Lending, Rio Tinto has advised TRQ that it has considered, and does not currently support or expect to consent to (where its consent is required), any additional debt (including additional Senior Loans and bonds) or other sources of funding (including streams and prepays) at TRQ or any of its subsidiaries (including OT LLC). TRQ acknowledges such guidance from Rio Tinto.

27.
TRQ Guidance. TRQ has advised Rio Tinto that, subject to the restrictions in this Agreement, (i) TRQ continues to prioritise OT LLC and/or TRQ raising funding by way of additional debt and / or hybrid funding and (ii) after the Future Date (subject to Section 32), TRQ may continue its evaluation of, and may present to Rio Tinto for its consideration and input, any such debt and hybrid funding options. Rio Tinto acknowledges such guidance from TRQ and confirms that, after the Future Date, it will consider all reasonable funding proposals presented to it by TRQ. TRQ acknowledges that Rio Tinto has certain consent rights under its agreements with TRQ, including the TRQ FSA, and that certain funding proposals that TRQ may present to Rio Tinto may be subject to such consent rights.

28.
Additional Rights Offerings. The parties acknowledge that any balance of the funding required for OT LLC to achieve completion of the underground mine may need to be met by way of one or more additional TRQ rights or other equity offerings if the Future Funding Shortfall is not fully addressed by the Re-profiling, Additional A Loans, Co-Lending, Equity Offering or other funding sources contemplated by Section 25. For the avoidance of doubt, other than Section 30, nothing in this Agreement shall in any way limit or waive Rio Tinto’s rights to require a TRQ rights offering under, and subject to, the TRQ FSA.

29.
Reservation of Rights. Except as expressly affected or modified by any provision of this Agreement, each of TRQ and RTIHL (on behalf of itself and Rio Tinto) reserves all of its rights in respect of its contractual rights in relation to funding and related consent matters.

30.
FSAs. Except as set out in Section 15, nothing in this Agreement shall constitute a consent, or in any way limit or waive Rio Tinto’s consent rights, under the TRQ FSA or the OT FSA or amount to a waiver or limitation of any existing contractual rights and obligations as between TRQ and any member of the Rio Tinto Group. Notwithstanding the foregoing, in determining whether TRQ or OT LLC has sufficient resources for purposes of Section 9 of the TRQ FSA or Section 9 of the OT FSA, such determination shall assume and take into account (A) prior to the earlier of (i) the Re-profiling and/or the Additional A Loans being secured and (ii) the Outside Date, TRQ having access to the entire proceeds from the Co-Lending (and, for the purposes of clause (A) of this Section 30, without consideration of whether or not the conditions to the availability of the Co-Lending set forth in Section 16 have been satisfied) and (B) after the Re-profiling and/or the Additional A Loans being secured, the actual amount of the Co-Lending then secured and available at any relevant point in time.

Power Funding
31.
If discussions with GOM result in a long-term domestic power supply arrangement that requires OT LLC to fund an additional power generation source and related infrastructure, the parties will consider a separate funding arrangement as may be agreed between TRQ and Rio Tinto in the form of additional Senior Loans or a stand-alone project financing or other financing instruments that may be appropriate.

Arbitration
32.
Subject to Section 29, the parties shall promptly seek from the Arbitrator, on a consent basis and without costs, a without prejudice dismissal of the Arbitration and an order vacating the Interim Measures Order. Except as permitted by this Agreement and subject to Section 24, TRQ shall not, directly or indirectly, seek or propose or engage in discussions regarding additional Senior Loans, bonds, streams, prepays or other similar instruments at TRQ or any of its subsidiaries (including OT LLC) or accommodation for same in the OT Project Financing Agreements. The restriction in the preceding sentence shall terminate upon the earlier of (i) the Effective Date and (ii) the Outside Date (the “Future Date”), unless the Future Funding Shortfall is US$500 million or less, in which case such restriction shall continue until the Support Termination Date and Section 25 shall not be applicable.

33.
Other than (i) any arbitration instituted or filed by any party pursuant to Section 52 which shall be permitted in relation to a breach by the other party of its obligations under this Agreement and (ii) any arbitration, litigation or other legal proceeding instituted or filed by either party to enforce its rights related to a breach of the other party’s obligations under any agreement between TRQ and RTIHL, each of TRQ and RTIHL agrees to not initiate or pursue, or make any public announcement threatening to initiate or pursue, any arbitration, litigation, injunction or other equitable relief or other legal proceeding regarding funding or related consent matters until after the completion of the Equity Offering.

GOM and EOT Support and Discussions
34.	The parties agree to use their respective reasonable commercial efforts to seek the support of the GOM and EOT to the Re-profiling, Additional A Loans and Co-Lending.
35.	TRQ acknowledges that the Rio Tinto Manager will lead discussions with GOM and EOT in consultation with TRQ.
Cash Management
36.
Except to the extent directly applied by OT LLC to the payment of OT Project costs within 30 days of receipt, all cash proceeds of the Additional A Loans and Co-Lending and the net proceeds provided by any member of the Rio Tinto Group under the Equity Offering (or Pro Rata Entitlement) shall be managed by a member of the Rio Tinto Group in accordance with an arrangement substantially similar to the arrangement set forth in the cash management services agreement dated December 15, 2015 between 9539549 Canada Inc., as service provider, TRQ and RTIHL.

Use of Proceeds
37.
Funding from the Additional A Loans, Co-Lending, Equity Offering and Pro Rata Entitlement shall be applied in the following order of priority: (i) to pay all required fees, costs and expenses of the Re-profiling, Additional A Loans, Co-Lending and Equity Offering; (ii)  to fund OT Project costs relating to underground and power, if applicable, (including the servicing of Senior Loans and the payment of interest and fees in relation thereto); and (iii) to fund TRQ’s general and administrative costs.

Flow of Funds
38.
In connection with the completion of the Re-profiling, Additional A Loans, Co-Lending and Equity Offering, the parties shall enter into an agreed-upon flow of funds (i) in a form that is acceptable to the parties in their respective discretion and (ii) with indemnification obligations in the event of a failure to adhere to such flow of funds.

Representations and Warranties
39.
TRQ makes the representations and warranties set forth in Schedule D as at the date of this Agreement and the Effective Date and acknowledges that they may be relied upon by each of RTIHL and the Rio Tinto Lender.

40.	RTIHL makes the representations and warranties set forth in Schedule E as at the date of this Agreement and acknowledges that they may be relied upon by TRQ.
41.
The representations and warranties of the parties contained in this Agreement are only made as of the dates indicated in Sections 39 and 40 but survive for the purposes of allowing a party to sue for a breach of a representation and warranty that party is entitled to rely upon on the basis that the representation or warranty was not true as at the date such representation and warranty was made. No party shall be entitled to bring a claim on the basis of a breach of the representations and warranties that party is entitled to rely upon after the second anniversary of the date on which such representation and warranty was made.

Notifications
42.
Subject to any confidentiality obligations which may be imposed by any Governmental Authority, each party shall promptly notify the other of any material demand, request or inquiry (formal or informal) by any Governmental Authority, stock exchange, TRQ shareholder or other OT stakeholder that concerns any matter that may affect any of the transactions contemplated by this Agreement. For the avoidance of doubt, the foregoing does not require notification of any legal advice a party may receive.

43.
All notices and other communications given or made pursuant to this Agreement will be in writing and will be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by electronic mail, respectively or as of the following Business Day if sent by prepaid overnight courier, to the parties at the following addresses (or at such other addresses as will be specified by either party by notice to the other party in accordance with these provisions):

a.	If to TRQ: Turquoise Hill Resources Ltd. 1 Place Ville-Marie, Suite 3680 Montreal, Quebec H3B 3P2 Canada Attention: Corporate Secretary E-Mail: corporate.secretary@turquoisehill.com

b.	If to RTIHL: Rio Tinto International Holdings Limited 6 St. James’s Square London, England SW1Y 4AD United Kingdom Attention: Group Company Secretary E-Mail: Company.Secretarial@riotinto.com

General Provisions
44.
Each of the parties acknowledges that it is intended, as of the date of this Agreement, that the Co-Lending transaction be exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101—Take-Over Bids and Special Transactions (“MI 61-101”), provided, however, that the parties acknowledge that a further determination will need to be made at the time the size and definitive terms of the Co-Lending are known and such transaction is to be entered into.  Each of the parties further acknowledges that, as of the date of this Agreement, none of the Re-profiling, Additional A Loans or any Rights Offering would be subject to MI 61-101.

45.	No modification of this Agreement will be valid unless made in writing and duly executed by each of the parties.
46.
Each of the parties will take, from time to time and without additional consideration, such further actions and execute such additional instruments as may be reasonably necessary or convenient to implement and carry out the intent and purpose of this Agreement.

47.	Except as expressly permitted in this Agreement, no party may assign its rights or obligations under this Agreement without the prior written consent of the other party.
48.	This Agreement will be binding upon and enure to the benefit of the respective successors and permitted assigns of the parties.
49.	Time is of the essence in this Agreement.
50.	The parties agree that this Agreement supersedes the MOU, which MOU is terminated as of the date of this Agreement.
51.	This Agreement will be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
52.	The parties agree that any matter in dispute under this Agreement shall be resolved in accordance with Part 16 of the PPA.
53.
This Agreement may be executed in counterparts, each of which will be deemed to be an original and all of which taken together will be deemed to constitute one and the same instrument.  Delivery of an executed signature page to this Agreement by any party by electronic transmission will be as effective as delivery of a manually executed copy of this Agreement by such party

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

TURQUOISE HILL RESOURCES LTD.
By:	/s/ Steve Thibeault
Name: Steve Thibeault Title: Interim Chief Executive Officer

RIO TINTO INTERNATIONAL HOLDINGS LIMITED
By:	/s/ Steve Allen
Name: Steve Allen Title: Group Corporate Secretary

SCHEDULE A
DEFINITIONS
“Additional A Loans” has the meaning ascribed thereto in Section 4.
“A Loans” means the loans under the OT Project Financing provided to OT LLC directly (i) by the IFC under the IFC A Loan Tranche, (ii) by the EBRD under the EBRD A Loan Tranche, and (iii) by other IFI Lenders on terms substantially similar to (i) and (ii).
“Anticipated Funding Shortfall” has the meaning ascribed thereto in the Recitals.
“Applicable Funding” means the Re-profiling, Additional A Loans or the Co-Lending, as applicable.
“Arbitration” means the arbitration proceeding initiated by TRQ against RTIHL and RTSEA pursuant to Section 16.2 of the PPA and the Arbitration Agreement.
“Arbitration Agreement” means the arbitration agreement dated January 7, 2021 among TRQ, RTIHL and RTSEA.
“Arbitrator” means Marshal Rothstein, the arbitrator appointed to resolve the Arbitration.
“ARSHA” means the Amended and Restated Shareholders’ Agreement dated June 8, 2011 among EOT, OT LLC and TRQ.
“B Loans” means the loans under the OT Project Financing provided to OT LLC directly by commercial banks under (i) the IFC B Loan Tranche and (ii) the EBRD B Loan Tranche.
“Class Actions” means (i) Case No. 1:20-cv-08585-LJL  in the United States District Court, Southern District of New York and (ii) Case No. 500-06-001113-204 in the Quebec Superior Court, District of Montreal.
“Co-Lending” has the meaning ascribed thereto in Section 13.
“Completion Support Agreement Fee” has the meaning ascribed thereto in the MOA.
“Covered Obligations” has the meaning ascribed thereto under the Rio Tinto CSU.
“CTA” means the common terms agreement dated December 15, 2015 between OT LLC, the Senior Lenders named therein, Sumitomo Mitsui Banking Corporation as intercreditor agent and the other parties named therein.
“Disclosure Letter” means the confidential disclosure letter made by the parties the date hereof.
“EBRD” means the European Bank for Reconstruction and Development.
“EBRD A Loan Tranche” has the meaning ascribed thereto in the CTA.
“EBRD B Loan Tranche” has the meaning ascribed thereto in the CTA.
“Effective Date” means the date upon which the Re-profiling, Additional A Loans and/or Co-Lending become effective and/or available.
“EOT” means Erdenes Oyu Tolgoi LLC.

“Equity Offering” has the meaning ascribed thereto in Section 20.
“Finance Documents” has the meaning ascribed thereto in the CTA.
“Future Date” has the meaning ascribed thereto in Section 32.
“Future Funding Shortfall” means the future funding requirement for OT LLC set out in the financial projections provided to the Senior Lenders for presentation to their respective credit committees for approval of the Re-profiling (after giving effect to any Re-profiling, Additional A Loans and Co-Lending secured) and as further adjusted for any remaining cash balance held by TRQ and its subsidiaries as at the date of such projections less any costs TRQ expects to incur between such date and the date OT LLC is projected not to require any further funding as set forth in such projections, all as jointly determined by TRQ and Rio Tinto based on all relevant and up-to-date information to be provided to the parties by the Rio Tinto Manager.
“GOM” has the meaning ascribed thereto in the Recitals.
“Governmental Authority” has the meaning ascribed thereto in the PPA.
“Guaranteed Senior Debt Obligations” has the meaning ascribed under the TRQ DSU.
“IFC” means International Finance Corporation.
“IFC A Loan Tranche” has the meaning ascribed thereto in the CTA.
“IFC B Loan Tranche” has the meaning ascribed thereto in the CTA.
“IFI Lenders” means the selected international financial institutions identified in the Disclosure Letter.
“Interim Measures Order” means the order of the Arbitrator dated January 31, 2021, as amended.
“Intercreditor Agreement” means the intercreditor agreement dated December 15, 2015 among certain financial institutions as lenders to OT LLC, Sumitomo Mitsui Banking Corporation as intercreditor agent, and the other parties named therein.
“Investment Agreement” means the investment agreement dated October 6, 2009 among GOM, TRQ and RTIHL.
“Material Adverse Change” means a change, development, event or occurrence with respect to the business, condition (financial or otherwise), properties, assets, liabilities, operations or results of operations of TRQ and its subsidiaries, on a consolidated basis, that is, or would reasonably be expected to be, material and adverse to TRQ and its subsidiaries, on a consolidated basis, other than a change, development, event or occurrence primarily resulting from or arising out of: (i) any change in the global, national or regional political conditions (including the outbreak of war or acts of terrorism) outside of Mongolia or China; (ii) any change in the general economic or market conditions or in national or global financial or capital markets; (iii) the state of securities markets; (iv) the mining industry in general; (v) any change in the market price or trading volume of TRQ’s shares; (vi)  the announcement or pendency of the transactions contemplated by this Agreement; (vii) any action taken (or omitted to be taken) by TRQ at the written request of Rio Tinto or which is required of TRQ by this Agreement; (viii) any action taken (or omitted to be taken) by Rio Tinto in material breach of its contractual obligations to TRQ; (ix) a change in accounting rules; or (x) a change in exchange rates; provided that in the case of (i) through (iv) and (ix) through (x) above, such events do not have a materially disproportionate effect on TRQ and its subsidiaries, on a consolidated basis.
“MIGA Loan Agreement” has the meaning ascribed thereto in the CTA.

“MIGA Loans” means Senior Loans made under the MIGA Loan Agreement.
“MI 61-101” has the meaning ascribed thereto in Section 44.
“MOA” means the memorandum of agreement dated April 17, 2012 among TRQ, RTIHL and RTSEA.
“MOU” means the Oyu Tolgoi Funding Memorandum of Understanding dated September 9, 2020 between TRQ and RTIHL.
“NYSE” means the New York Stock Exchange.
“OT FSA” means the financing support agreement dated December 15, 2015 among OT LLC, TRQ and Rio Tinto.
“OT LLC” means Oyu Tolgoi LLC.
“OT Project” has the meaning ascribed thereto in the PPA.
“OT Project Financing” means the project financing incurred by OT LLC pursuant to the OT Project Financing Agreements.
“OT Project Financing Agreements” means the CTA, Senior Loan Agreements, TRQ DSU, Rio Tinto CSU and the other Finance Documents.
“Outside Date” means March 31, 2022.
“Placement” has the meaning ascribed thereto in Section 19.
“PPA” means the private placement agreement dated October 18, 2006 between RTIHL and TRQ.
“Prohibited Payment” has the meaning ascribed thereto in the PPA.
“Pro Rata Entitlement” has the meaning ascribed thereto in Section 21.
“Re-profiling” has the meaning ascribed thereto in Section 3.
“Rights Offering” has the meaning ascribed thereto in Section 20.
“Rio Tinto CSU” means the completion support agreement dated March 24, 2016 among Rio Tinto, the Senior Lenders, Standard Chartered Bank in its capacity as offshore security agent, and Sumitomo Mitsui Banking Corporation in its capacity as intercreditor agent.
“Rio Tinto” means Rio Tinto plc.
“Rio Tinto Group” has the meaning ascribed thereto in the PPA.
“Rio Tinto Lender” has the meaning ascribed thereto in Section 13.
“Rio Tinto Manager” means Rio Tinto OT Management Limited.
“RTSEA” means Rio Tinto South East Asia Limited.
“Senior Lenders” has the meaning ascribed thereto in the CTA.
“Senior Loan Agreements” has the meaning ascribed thereto in the CTA.

“Senior Loans” means a loan made or to be made by a Senior Lender to OT LLC under the CTA.
“Sponsor Senior Loan” has the meaning ascribed thereto in the CTA.
“Supplemental Senior Debt” has the meaning ascribed thereto in the CTA.
“Supplemental Senior Facility” has the meaning ascribed thereto in the CTA.
“Support Termination Date” has the meaning ascribed thereto in the TRQ FSA.
“Suspensive Event” has the meaning ascribed thereto in the CTA.
“Technical Committee” has the meaning ascribed thereto in the PPA.
“Total Proceeds” has the meaning ascribed thereto in Section 20.
“TRQ DSU” means the sponsor debt service undertaking dated March 24, 2016 among TRQ, Rio Tinto, the Senior Lenders, Standard Chartered Bank in its capacity as offshore security agent and Sumitomo Mitsui Banking Corporation in its capacity as intercreditor agent.
“TRQ FSA” means the financing support agreement dated December 15, 2015 between TRQ and Rio Tinto.
“TSX” means the Toronto Stock Exchange.
“UDP” means the Oyu Tolgoi Underground Mine Development and Financing Plan dated May 18, 2015 among GOM, EOT, OT LLC, TRQ and RTIHL including any replacement thereof.
“Undercut Decision Date” means the date of the last to occur of the approval of board of directors of OT LLC and the Technical Committee to proceed with the undercut of the underground at the OT Project.
“Underwriting Commitment” has the meaning ascribed thereto in Section 23.
“Updated OT Project Mine Plan” means the mine plan in the Definitive Estimate announced by TRQ on December 18, 2020, as subsequently amended or varied.

SCHEDULE B
INTERPRETATION
The following rules shall be applied in interpreting this Agreement:
(a)
“this Agreement” means this Agreement, including the schedules and recitals hereto, as it may from time to time be supplemented, amended or modified and in effect; and the words “hereby”, “herein”, “hereto”, “hereof” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Section, subsection, clause, subclause, paragraph, subparagraph or other subdivision;

(b)	all references in this Agreement to designated “Sections” are to the designated Sections of this Agreement unless otherwise expressly provided;
(c)	the headings are for convenience only and do not form a part of this Agreement and are not intended to interpret, define or limit the scope, extent or intent of this Agreement or any provision hereof;
(d)
the word “including”, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters whether or not non-limiting language (such as “without limitation” or “but not limited to” or words of similar import) is used with reference thereto, but rather such general statement, term or matter is to be construed to refer to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e)
all references to currency are deemed to mean lawful money of the United States of America and all amounts to be calculated or paid pursuant to this Agreement are to be calculated in lawful money of the United States of America and paid in immediately available funds;

(f)	any reference to secured in relation to the Re-profiling, Additional A Loans and Co-Lending means the entering into of definitive documentation in relation thereto;
(g)	any reference to an agreement includes, unless otherwise expressly provided herein, a reference to all amendments and supplements thereto and in force from time to time;
(h)
any reference to persons include individuals, corporations, limited and unlimited liability companies, general and limited partnerships, associations, trusts, unincorporated organizations, joint ventures, Governmental Authorities and other entities; and

(i)	any reference to an entity includes and is also a reference to any entity that is a successor to such entity.

SCHEDULE C
CONDITIONS
1.	All third party approvals and consents which may be required for the Applicable Funding shall have been obtained.
2.	Applicable Funding shall be entitled to the benefit of the TRQ DSU and Rio Tinto CSU.
3.
Other than the Class Actions, no new material claims, arbitration, litigation, inquiries, investigations or other legal proceedings shall have been commenced after the date of the Agreement by or against TRQ or Rio Tinto or any of their respective subsidiaries and which have impacted adversely, or if decided adversely, would reasonably be expected to affect adversely, the implementation, performance or completion of any of the Re-profiling, Additional A Loans, Co-Lending and Equity Offering or which relates to any Prohibited Payment with respect to the conduct of business of TRQ or any of its subsidiaries or with respect to the OT Project.

4.	No Suspensive Event shall have occurred or be continuing.
5.
No event shall have occurred and be continuing that constitutes, or may with the passage of time or otherwise constitute, an Event of Default under the CTA which has not otherwise been waived by Senior Lenders

6.
Material operations and/or development at the OT Project shall not have been suspended (unless such suspension at the outset would not reasonably be expected to last more than 60 days and such operations and/or development at the OT Project are restored and operating substantially as at the time prior to such suspension on or before the end of such 60 day period), provided, however, this condition will be deemed to be satisfied for purposes of the relevant suspension once such operations and/or development at the OT Project  are restored and operating substantially as at the time prior to such suspension

7.	Investment Agreement, ARSHA and UDP continue to be in full force and effect
8.	No Material Adverse Change shall have occurred and be continuing
9.	Board of directors of OT LLC and the Technical Committee shall have approved a decision to proceed with the undercut of the underground at the OT Project
10.	Satisfactory support for the Applicable Funding from the GOM and EOT shall have been obtained
11.	Satisfaction of all conditions for the Applicable Funding to constitute the incurrence of Supplemental Senior Debt under the CTA
12.	Satisfactory binding documentation for cash management and flow of funds in accordance with Sections 36 and 38
13.	Representations and warranties of TRQ in this Agreement shall be true and correct in all material respects
14.	TRQ being in compliance in all material respects with its agreements, covenants and obligations under this Agreement and all other agreements between TRQ and a member of the Rio Tinto Group
15.	The Co-Lending is exempt from (or not subject to) the formal valuation and minority approval requirements of MI 61-101.

SCHEDULE D
TRQ REPRESENTATIONS AND WARRANTIES
(a)
TRQ is a corporation duly incorporated, organized and validly existing under the laws of the Yukon and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of TRQ;

(b)
TRQ’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and TRQ has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)	No approval of the shareholders of TRQ is required for this Agreement or, subject to Section 44 in respect of the Co-Lending, any of the transactions contemplated by this Agreement;
(d)
None of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by TRQ do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, TRQ’s constating documents; or
(ii)
conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which TRQ is a party or by which it is bound or to which any of its material assets are subject or any applicable law to which TRQ is subject;

(e)
This Agreement has been duly executed and delivered by TRQ and is a valid and binding obligation of TRQ enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity; and

(f)
To the best of its knowledge and belief, neither TRQ nor any of its subsidiaries (including OT LLC) or any person acting on behalf of TRQ or any such subsidiary, has made any Prohibited Payment with respect to the conduct of business of TRQ or any such subsidiary or with respect to the OT Project, including in connection with obtaining licences, permits, concessions or other authorizations for the OT Project.

SCHEDULE E
RTIHL REPRESENTATIONS AND WARRANTIES
(a)
RTIHL is a corporation duly incorporated, organized and validly existing under the laws of England and no proceedings have been taken or authorized by it or, to the best of its knowledge, by any other person, with respect to the bankruptcy, insolvency, liquidation, dissolution or winding-up of RTIHL;

(b)
RTIHL’s execution and delivery of this Agreement, including all matters contemplated hereby, has been authorized by all necessary corporate action and RTIHL has the corporate power and authority to enter into and perform its obligations under this Agreement;

(c)
None of the execution and delivery of this Agreement, the implementation of the transactions contemplated by this Agreement or the fulfillment of, or compliance with, the terms and provisions hereof by RTIHL do or will, with the giving of notice or the lapse of time or otherwise:

(i)	result in the breach of, or violate any term or provision of, RTIHL’s constating documents; or
(ii)
conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any material agreement to which RTIHL is a party or by which it is bound or to which any of its material assets are subject or any applicable law to which RTIHL is subject; and

(d)
This Agreement has been duly executed and delivered by RTIHL and is a valid and binding obligation of RTIHL enforceable against it in accordance with its terms subject to bankruptcy, insolvency and other laws affecting the enforcement of creditors’ rights generally and to general principles of equity.

(e)
To the best of its knowledge and belief, neither RTIHL nor any of its subsidiaries (excluding TRQ or any of its subsidiaries) or any person acting on behalf of RTIHL or any such subsidiary, has made any Prohibited Payment with respect to the conduct of business of RTIHL or any such subsidiary or with respect to the OT Project, including in connection with obtaining licences, permits, concessions or other authorizations for the OT Project.

SCHEDULE F
OT PROJECT FINANCING

Tranche	Aggregate Principal Amount (US$M)	Outstanding Amount[1]

IFC	425	423
EBRD	425	423
EDC	750	746
US EXIM	309	306
EFIC	150	149
MIGA	699	695
IFC & EBRD B-Loans	1,591	1,583

Total	4,349	4,326

[1] US$M debt outstanding as at the end of 2020